As filed with the Securities and Exchange Commission on June 5, 2001
                                                     Registration No. 333-92383
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                       POST-EFFECTIVE AMENDMENT NO. 2 TO
                              FORM S-1 ON FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            -----------------------

                           CHARLES RIVER LABORATORIES
                              INTERNATIONAL, INC.
              (Formerly Charles River Laboratories Holdings, Inc.)
             (Exact name of registrant as specified in its charter)

               Delaware                                 6770                               06-139-7316
   (State or other jurisdiction of          (Primary standard industrial                 (I.R.S. employer
    incorporation or organization)          classification code number)               identification number)

                             251 Ballardvale Street
                        Wilmington, Massachusetts 01887
                                 (978) 658-6000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            -----------------------

                               Thomas F. Ackerman
                            Chief Financial Officer
                           Charles River Laboratories
                              International, Inc.
                             251 Ballardvale Street
                        Wilmington, Massachusetts 01887
                           (978) 658-6000, Ext. 1225

                            -----------------------

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                   Copies to:
                           Richard D. Truesdell, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: from time to time after the effective date

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                            -----------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

Prospectus
             , 200_

                 Charles River Laboratories International, Inc.
                                  Common Stock
                       Warrants To Purchase Common Stock

--------------------------------------------------------------------------------

     This prospectus relates to the resale of 150,000 warrants and shares of our common stock acquired on exercise of the warrants by holders named on page 11 of this prospectus or in an accompanying supplement to this prospectus. The named holders may offer and sell all of the common stock and warrants being registered from time to time. This prospectus also relates to the issuance and sale by us of 1,139,551 shares of our common stock upon the exercise of the warrants.

     Each warrant entitles the holder to purchase 7.60 shares of our common stock at an exercise price of $5.19 per share, subject to adjustment in some circumstances. Upon exercise, the holders of warrants will be entitled, in the aggregate, to purchase 1,139,551 shares of common stock, representing approximately 2.5% of the outstanding shares of our common stock on a fully diluted basis as of March 31, 2001. The warrants will be exercisable at any time on or after October 21, 2001. Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on October 1, 2009.

     Our common stock is listed on the New York Stock Exchange under the symbol "CRL."

     We will not receive any proceeds from the sale of the common stock or warrants by the holders, other than payment of the exercise price of the warrants.

    This investment involves risks. See "Risk Factors" beginning on page 5.


Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----


The Company...................................................................4
Risk Factors..................................................................5
Use of Proceeds..............................................................10
Dividend Policy..............................................................10
Holders of the Warrants......................................................11
Description of the Warrants..................................................15
Description of Capital Stock.................................................18
Certain United States Federal Tax Consequences...............................21
Plan of Distribution.........................................................25
Legal Matters................................................................25
Experts......................................................................25
Where You Can Find More Information..........................................26
Incorporation of Documents by Reference......................................26
Index to Unaudited Pro Forma Condensed
  Consolidated Financial Data...............................................P-1




























                            -----------------------

Charles River is a registered trademark of Charles River Laboratories, Inc. This prospectus also includes trademarks and tradenames of other parties.

                                  THE COMPANY

     Charles River Laboratories International, Inc. is a holding company and does not have any material operations or assets other than its ownership of all of the capital stock of Charles River Laboratories, Inc.

     We are a leading provider of critical research tools and integrated support services that enable innovative and efficient drug discovery and development. We are the global leader in providing the animal research models required in research and development for new drugs, devices and therapies and have been in this business for more than 50 years. Since 1992, we have built upon our research model technologies to develop a broad and growing portfolio of biomedical products and services. Our wide array of services enables our customers to reduce costs, increase speed and enhance their productivity and effectiveness in drug discovery and development. Our customer base, spanning over 50 countries, includes all of the major pharmaceutical and biotechnology companies, as well as many leading hospitals and academic institutions. We currently operate 76 facilities in 15 countries worldwide. Our differentiated products and services, supported by our global infrastructure and scientific expertise, enable our customers to meet many of the challenges of early-stage life sciences research, a large and growing market. In 2000, our net sales were $306.6 million, and our operating income was $65.1 million.


     We are organized as a Delaware corporation. Our headquarters are located at 251 Ballardvale Street, Wilmington, Massachusetts 01887. Our telephone number is (978) 658-6000. Our website address is www.criver.com. The information on our website is not incorporated as a part of this prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations. Any of these risks could have a material and negative effect on our business, financial condition or results of operations. The value of the warrants and trading price of our common stock issuable upon exercise of the warrants could decline due to any of these risks, and you may lose all or part of your investment.

                   Risks Related to Our Business and Industry

If we are not successful in selecting and integrating the businesses and technologies we acquire, our business may suffer.

     We have recently expanded our business through the Pathology Associates International Corporation and Primedica Corporation acquisitions and we plan to continue to grow our business through acquisitions of businesses and technologies and through alliances. However, businesses and technologies may not be available on terms and conditions we find acceptable. Even if completed, acquisitions and alliances involve numerous risks which may include:

     o difficulties and expenses incurred in assimilating operations, services, products or technologies;

     o difficulties in developing and operating new businesses including diversion of management's attention from other business concerns;

     o the potential loss of key employees of an acquired business and difficulties in attracting new employees to grow businesses;

     o difficulties in assimilating differences in foreign business practices and overcoming language barriers;

     o difficulties in obtaining intellectual property protections and skills that we and our employees currently do not have; and

     o    difficulties in achieving business and financial success.

     In the event that the success of an acquired business or technology or an alliance does not meet expectations, we may be required to restructure. We may not be able to successfully integrate acquisitions into our existing business or successfully exploit new business or technologies.

Contaminations in our animal populations can damage our inventory, harm our reputation for contaminant-free production and result in decreased sales.


     Our research models and fertile chicken eggs must be free of contaminants, such as viruses and bacteria. Presence of contaminants can distort or compromise the quality of research results. Contaminations in our isolated breeding rooms or poultry houses could disrupt our contaminant-free research model and fertile egg production, harm our reputation for contaminant-free production and result in decreased sales.


     Contaminations typically require cleaning up the contaminated room or poultry house. This clean-up results in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost customer orders and credits for prior shipments. These contaminations are unanticipated and difficult to predict. We experienced several material contaminations in our animal populations in 1996 and a few significant contaminations in 1997 that adversely impacted our 1996 and 1997 financial results. Since then, we made over $8.0 million in capital expenditures designed to strengthen our biosecurity and significantly changed our operating procedures. We have not experienced any significant contaminations since 1997.

Many of our customers are pharmaceutical and biotechnology companies, and we are subject to risks, uncertainties and trends that affect companies in those industries.


     Sales of our products and services are highly dependent on research and development expenditures by pharmaceutical and biotechnology companies. We are therefore subject to risks, uncertainties and trends that affect companies in those industries, including government regulation, pricing pressure, technological change and shifts in the focus and scope of research and development expenditures. For example, over the past several years, the pharmaceutical industry has undergone significant mergers and combinations, and many industry experts expect this trend to continue. After recent mergers and combinations, some customers combined or otherwise reduced their research and development operations, resulting in fewer animal research activities. We experienced both temporary disruptions and permanent reductions in sales of our research models to some of these customers. Future mergers and combinations in the pharmaceutical or biotechnology industries, or other industry-wide trends, could adversely affect demand for or pricing of our products.

New technologies may be developed, validated and increasingly used in biomedical research that could reduce demand for some of our products and services.

     For many years, groups within the scientific and research community have attempted to develop models, methods and systems that would replace or supplement the use of living animals as test subjects in biomedical research. Companies have developed several techniques that have scientific merit, especially in the area of cosmetics and household product testing, markets in which we are not active. Only a few alternative test methods in the discovery and development of effective and safe treatments for human and animal disease conditions have been validated and successfully deployed. The principal validated non-animal test system is the LAL, or endotoxin detection system, a technology which we acquired and have aggressively marketed as an alternative to testing in animals. It is our strategy to participate in some fashion with any non-animal test method as it becomes validated as a research model alternative or adjunct in our markets. However, these methods may not be available to us or we may not be successful in commercializing these methods. Even if we are successful, sales or profits from these methods may not offset reduced sales or profits from research models.

     Alternative research methods could decrease the need for research models, and we may not be able to develop new products effectively or in a timely manner to replace any lost sales. In addition, one of the anticipated outcomes of genomics research is to permit the elimination of more compounds prior to preclinical testing. While this outcome may not occur for several years, if at all, it may reduce the demand for some of our products and services.

The outsourcing trend in the preclinical and nonclinical stages of drug discovery and development, meaning contracting out to others functions that were previously performed internally, may decrease, which could slow our growth.

     Some areas of our biomedical products and services business have grown significantly as a result of the increase over the past several years in pharmaceutical and biotechnology companies outsourcing their preclinical and nonclinical research support activities. While industry analysts expect the outsourcing trend to continue for the next several years, a substantial decrease in preclinical and nonclinical outsourcing activity could result in a diminished growth rate in the sales of one or more of our expected higher growth areas.


Our business may be affected by changes in the Animal Welfare Act and related regulations which may require us to alter our operations.

     The Animal Welfare Act imposes a wide variety of specific regulations on producers and users of regulated species including cage size, shipping conditions and environmental enrichment methods. Depending on whether the final rule making in this area includes rats, mice and birds, including chickens, we could be required to alter our production operations. This may include adding production capacity, new equipment and additional employees. We believe that application of the Animal Welfare Act to rats, mice and chickens used in our research model and vaccine support products operations in the United States will not result in loss of net sales, margin or market share, since all U.S. producers and users will be subject to the same regulations. While we do not anticipate the addition of rats, mice and chickens to the Animal Welfare Act to require significant expenditures, changes to the regulations may be more stringent than we expect and require more significant expenditures. Additionally, if we fail to comply with state regulations, including general anti-cruelty legislation, foreign laws and other anti-cruelty laws, we could face significant civil and criminal penalties.

Factors such as exchange rate fluctuations and increased international and U.S. regulatory requirements may increase our costs of doing business in foreign countries.


     A significant part of our net sales is derived from operations outside the United States. Our operations and financial results could be significantly affected by factors such as changes in foreign currency rates, uncertainties related to regional economic circumstances and the costs of complying with a wide variety of international and U.S. regulatory requirements.

     Because the sales and expenses of our foreign operations are generally denominated in local currencies, we are subject to exchange rate fluctuations between local currencies and the U.S. dollar in the reported results of our foreign operations. These fluctuations may decrease our earnings. We currently do not hedge against the risk of exchange rate fluctuations.

We face significant competition in our business, and if we are unable to respond to competition in our business, our revenues may decrease.

     We face significant competition from different competitors in each of our business areas. Some of our competitors in biotech safety testing and medical device testing are larger than we are and may have greater capital, technical or other resources than we do. We generally compete on the basis of quality, reputation, and availability of service. Expansion by our competitors into other areas in which we operate, new entrants into our markets or changes in our competitors' strategy could adversely affect our competitive position. Any erosion of our competitive position may decrease our revenues or limit our growth.

Negative attention from special interest groups may impair our business.


     Our core research model activities with rats, mice and other rodents have not historically been the subject of animal rights media attention. However, the large animal component of our business has been the subject of adverse attention and on-site protests. We closed our small import facility in England due in part to protests by animal right activists, which included threats against our facilities and employees. Future negative attention or threats against our facilities or employees could impair our business.

One of our large animal operations is dependent on a single source of supply, which if interrupted could adversely affect our business.


     We depend on a single, international source of supply for one of our large animal operations. Disruptions to their continued supply may arise from export or import restrictions or embargoes, foreign government or economic instability, or severe weather conditions. Any disruption of supply could harm our business if we cannot remove the disruption or are unable to secure an alternative or secondary source on comparable commercial terms.

Tax benefits we expect to be available in the future may be subject to challenge.

     In connection with the recapitalization, our shareholders, CRL Acquisition LLC and Bausch & Lomb Incorporated, or B&L, made a joint election intended to permit us to increase the depreciable and amortizable tax basis in our assets for Federal income tax purposes, thereby providing us with expected future tax benefits. In connection with our initial public offering, CRL Acquisition LLC reorganized, terminated its existence as a corporation for tax purposes and distributed a substantial portion of our stock to its members. It is possible that the

Internal Revenue Service may contend that this reorganization and liquidating distribution should be integrated with our original recapitalization. We believe that the reorganization and liquidating distribution should not have any impact upon the election for federal income tax purposes. However, the Internal Revenue Service may reach a different conclusion. If the Internal Revenue Service were successful, the expected future tax benefits would not be available, and we would be required to write off the related deferred tax asset reflected in our balance sheet by recording a non-recurring tax expense in our results of operations in an amount equal to such deferred tax asset.


We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

     Our success depends to a significant extent on the continued services of our senior management and other members of management. James C. Foster, our Chief Executive Officer since 1992, has held various positions with Charles River for 25 years and recently became our Chairman. We have no employment agreement with Mr. Foster, nor with any other executive officer. If Mr. Foster or other members of management do not continue in their present positions, our business may suffer.


     Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnological fields. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner could harm our business.


DLJ Merchant Banking Partners, II, L.P. and its affiliates have substantial control over our company and may have different interests than those of other holders of our common stock.

     DLJ Merchant Banking Partners II, L.P. and affiliated funds, which we refer to as the DLJMB Funds, beneficially own approximately 30.0% of our outstanding common stock. As a result of their stock ownership and contractual rights they received in the recapitalization, these entities have substantial control over our business, policies and affairs, including the power to:


     o    elect a majority of our directors;

     o    appoint new management;

     o    prevent or cause a change of control; and

     o substantially control any action requiring the approval of the holders of common stock, including the adoption of amendments to our certificate of incorporation and approval of mergers or sales of substantially all of our assets.


     The directors elected by the DLJMB Funds have the ability to control decisions affecting the business and management of our company including our capital structure. This includes the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The DLJMB Funds and the directors they appoint may have different interests than those of other holders of our common stock.

Our historical financial information may not be representative of our results as a separate company.

     The historical financial information incorporated by reference in this prospectus for the periods prior to the recapitalization may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented. We made some adjustments and allocations to the historical financial statements for the periods prior to the recapitalization incorporated by reference in this prospectus because B&L did not account for us as a single stand-alone business in those periods. Our adjustments and allocations made in preparing our historical consolidated financial statements may not appropriately reflect our operations during the periods presented prior to the recapitalization, as if we had operated as a stand-alone company.

Healthcare reform could reduce or eliminate our business opportunities.


     The United States and many foreign governments have reviewed or undertaken healthcare reform, most notably price controls on new drugs, which may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, resulting in a decrease of the business opportunities available to us. We cannot predict the impact that any pending or future healthcare reform proposals may have on our business.

                Risks Relating to the Warrants and Common Stock

There is no active trading market for the warrants

     There is no active trading market for the warrants which may make it difficult for you to sell your warrants, or sell your warrants at a price that you believe reflects the financial performance of our company.

Our stock price may be volatile and could decline substantially.

     The stock market has, from time to time, experienced extreme price and volume fluctuations. The market price for our common stock and value of the warrants may be adversely affected due to many factors, including:

     o our operating results failing to meet the expectations of securities analysts or investors in any quarter;

     o    downward revisions in securities analysts' estimates;

     o    material announcements by us or our competitors;

     o    governmental regulatory action;

     o    technological innovations by competitors or competing technologies;

     o investor perceptions of our industry or prospects or those of our customers; and

     o    changes in general market conditions or economic trends.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, harming our business.

Shares eligible for public sale could adversely affect our stock price and the value of the warrants.

     The market price of our common stock and the value of the warrants could decline as a result of sales by our existing stockholders or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate. In addition, some existing stockholders have the ability to require us to register their shares.

                                USE OF PROCEEDS

     All of the warrants offered hereby are being sold by the holders listed on page 11 of this prospectus. We will not receive any proceeds from the sale of our warrants or common stock issued upon the exercise of the warrants, other than the payment of the exercise price of the warrants.


                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on shares of our common stock in the past two years except to our former parent company and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to finance future operations and expansion and to reduce indebtedness. We are a holding company and are dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the indenture governing our senior subordinated notes and our credit facility restrict the ability of our subsidiaries to make distributions to us and, consequently, restrict our ability to pay dividends on our common stock. In addition, holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

                            HOLDERS OF THE WARRANTS

     The table below sets forth information with respect to the number of warrants and shares of our common stock owned by each of the holders. We have registered the warrants and the common stock issuable upon the exercise of the warrants to permit public secondary trading of the warrants and shares of our common stock, and the holders may offer the warrants and common stock issued upon the exercise of the warrants for resale from time to time. See "Plan of Distribution." The percentage of ownership shown in the table is based on 40,127,642 shares of common stock outstanding on March 31, 2001.


     Because the holders may, under this prospectus, offer all or some portion of the warrants or the common stock issuable upon exercise of the warrants, no estimate can be given as to the amount of the warrants or the common stock issuable upon exercise of the warrants that will be held by the holders upon termination of any such sales. In addition, the holders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants, since the date on which they provided the information regarding their warrants, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."


     None of the holders listed below have, or within the past three years had, any position, office or other material relationship with us or any of our predecessors or affiliates other than the affiliation of some of our directors, with some of the holders listed below as disclosed in the documents incorporated by reference hereto.


     We filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the warrants and the issuance and resale of our common stock issued upon the exercise of the warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of such methods of sale. We are obligated to use our best efforts to keep the registration statement effective until the later of (i) February 8, 2002 and (ii) the earlier of (A) the expiration of the warrants on October 1, 2009 and (B) the first date as of which all warrants have been exercised by their holders; provided that this obligation shall expire before that date if we deliver to the warrant agent a written opinion of our counsel that all holders of warrants and our common stock may resell the warrants and our common stock without registration under the Securities Act of 1933 and without restriction as to the manner, timing or volume of any such sale.

     The warrants and our common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:


                                                                                                                    Ownership
                                                    Number of Warrants and Underlying Common                      After Resale
                                                    Stock Owned Prior to Resale of Warrants                       of Warrants
                                                    ----------------------------------------                     --------------
                                                                                Percentage of
                                                                    Number of       Common      Percentage of      Percentage of
                                                                      Shares     Stock Owned       Warrants          Shares of
                                                    Number of      Underlying      Prior to       Offered by          Common
                                                    Warrants      the Warrants      Resale           Holder            Stock
                                                    ---------     ------------   -----------    -------------      -------------

AIG SoundShore Holdings Ltd.
1281 East Main Street
Stamford, CT 06902...........................        8,300          63,080            --             8,300              --

AIG SoundShore Strategic Holding Fund Ltd.
1281 East Main Street
Stamford, CT 06902...........................        5,500          41,800            --             5,500              --

Atlas Strategic Income Fund c/o
Oppenheimer Funds, Inc.
Two World Trade Center, 34th Floor
New York, NY 10048...........................          100             760            --               100              --


                                                                                                                    Ownership
                                                    Number of Warrants and Underlying Common                      After Resale
                                                    Stock Owned Prior to Resale of Warrants                       of Warrants
                                                    ----------------------------------------                     --------------
                                                                                Percentage of
                                                                    Number of       Common         Number of      Percentage of
                                                                      Shares     Stock Owned       Warrants          Shares of
                                                    Number of      Underlying      Prior to       Offered by          Common
Name and Address of Holders                        Warrants      the Warrants      Resale           Holder            Stock
---------------------------                        ---------     ------------   -------------     ----------      -------------

Ares Leveraged Investment Fund, L.P.
c/o Ares Management, L.P.
1999 Avenue of the Stars,
Suite 1900
Los Angeles, CA 90067........................         2,500          19,000          --                2,500            --

Ares Leveraged Investment Fund II, L.P.
c/o Ares Management, L.P.
1999 Avenue of the Stars,
Suite 1900
Los Angeles, CA 90067........................         5,000          38,000          --                5,000            --

Carlyle High Yield Partners, L.P.
520 Madison Avenue, 41st Floor
New York, NY 10022...........................        10,000          76,000          --               10,000            --

Carlyle High Yield Partners II, Ltd.
520 Madison Avenue, 41st Floor.
New York, NY 10022...........................         3,000          22,800          --                3,000            --

Columbia/HCA
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive #125
San Diego, CA 92121..........................           150           1,140          --                  150            --

CSFB Corp.
11 Madison Avenue
New York, NY 10010...........................         5,125          38,950          30.3%*            5,125           30.3%*

DeMoss Foundation
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive #125
San Diego, CA 92121..........................           100             760           --                 100            --

Dresdner RCM Caywood Scholl CBO I, Ltd.
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive #125
San Diego, CA 92121..........................         2,500          19,000           --               2,500            --

DLJ ESC II, L.P.
277 Park Avenue
New York, NY 10172...........................         3,455          26,258          30.3%*            3,455           30.3%*


                                                                                                                    Ownership
                                                    Number of Warrants and Underlying Common                      After Resale
                                                    Stock Owned Prior to Resale of Warrants                       of Warrants
                                                    ----------------------------------------                     --------------
                                                                                Percentage of
                                                                    Number of       Common         Number of      Percentage of
                                                                      Shares     Stock Owned       Warrants          Shares of
                                                    Number of      Underlying      Prior to       Offered by          Common
Name and Address of Holders                        Warrants      the Warrants      Resale           Holder            Stock
---------------------------                        ---------     ------------   -------------     ----------      -------------

DLJ Investment Funding, Inc.
277 Park Avenue
New York, NY 10172...........................         2,303          17,503          30.3%*            2,303           30.3%*

DLJ Investment Partners, L.P.
277 Park Avenue
New York, NY 10172...........................        24,242         184,239          30.3%*           24,242           30.3%*

Enterprise High Yield Bond Fund
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive #125
San Diego, CA 92121..........................           350           2,660           --                 350            --

Enterprise Accumulation Trust High Yield
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive #125
San Diego, CA 92121..........................           250           1,900           --                 250            --

IL Annuity & Insurance Co.-RGA
c/o Caywood Scholl Capital Mgmt.
4350 Executive Drive # 125
San Diego, CA 92121..........................           150           1,140           --                 150            --

JHW Cash Flow Fund I, L.P.
c/o Kerri Cagnassola1
77 Broad Street
Stamford, CT 06901...........................         5,000          38,000           --               5,000            --

Oneok Master Trust
10 West 3rd Street, 1st Floor
Tulsa, Oklahoma 74103........................           500           3,800           --                 500            --

Oppenheimer Champion Income Fund
c/o Oppenheimer Funds, Inc.
 Two World Trade Center, 34th Floor
New York, NY 10048...........................         4,500          34,200           --               4,500            --

Oppenheimer High Income  Fund
c/o Oppenheimer Funds, Inc.
Two World Trade Center, 34th Floor
New York, NY 10048...........................         1,100           8,360           --               1,100            --

Oppenheimer High Yield Bond  Fund
c/o Oppenheimer Funds, Inc.
Two World Trade Center,  34th Floor
New York, NY 10048...........................         3,000          22,800           --               3,000            --


                                      13

                                                                                                                    Ownership
                                                    Number of Warrants and Underlying Common                      After Resale
                                                    Stock Owned Prior to Resale of Warrants                       of Warrants
                                                    ----------------------------------------                     --------------
                                                                                Percentage of
                                                                    Number of       Common         Number of      Percentage of
                                                                      Shares     Stock Owned       Warrants          Shares of
                                                    Number of      Underlying      Prior to       Offered by          Common
                                                    Warrants      the Warrants      Resale           Holder            Stock
                                                    ---------     ------------  -------------     ----------      -------------

Oppenheimer Strategic Bond Fund
c/o Oppenheimer Funds, Inc.
Two World Trade Center, 34th Floor
New York, NY 10048...........................           350           2,660           --                 350            --

Oppenheimer Strategic Income
c/o Oppenheimer Funds, Inc.
Two World Trade Center, 34th Floor
New York, NY 10048...........................         5,950          45,220           --               5,950            --

Sutter CBO 1999-1 Ltd.
c/o Chase Bank of Texas, N.A.
600 Travis Street, 51st Floor
Houston, TX 77002............................         3,500          26,600           --               3,500            --

TCW Leveraged Income
Investment Trust L.P.
865 South Figueroa Street, 21st Floor
Los Angeles, CA 90017........................         3,150          23,940           --               3,150            --

TCW Leveraged Income Trust II L.P.
865 South Figueroa Street, 21st Floor
Los Angeles, CA 90017........................         3,150          23,940           --               3,150            --

TCW Crescent/Mach I, L.P.
865 South Figueroa Street, 21st Floor
Los Angeles, CA 90017........................         2,100          15,960           --               2,100            --

TCW Crescent Mezzanine Partners II, L.P.
865 South Figueroa Street, 21st Floor
Los Angeles, CA 90017........................        27,044         205,534           --              27,044            --

TCW Crescent Mezzanine Trust II
865 South Figueroa Street, 21st Floor
Los Angeles, CA 90017........................         6,556          49,826           --               6,556            --

The 1818 Mezzanine Fund, L.P.
c/o Brown Brothers Harriman & Co.
59 Wall Street
New York, NY 1005............................        10,000          76,000             --            39,424            --

Wells Fargo Bank, N.A.,
Capital Markets High Yield
555 Montgomery Street, 10th Floor
San Francisco, CA 94111......................         4,000          30,400             --             4,000            --


-------------------

* The holder indirectly owns such percentage of our common stock.

     Only selling holders identified above who beneficially own the securities set forth opposite each such selling holder's name in the foregoing table may sell such securities under the registration statement of which this prospectus forms a part. Prior to any use of this prospectus in connection with sale of the warrants and/or the common stock issuable upon exercise of warrants by any holder not identified above, we will supplement this prospectus to set forth the name and number of shares beneficially owned by the selling holder intending to sell such warrants and/or common stock, and the number of warrants and/or shares of common stock to be offered. The prospectus supplement will also disclose whether any selling holder selling in connection with such prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement, if such information has not been disclosed herein.

     Each of DLJ ESC II, L.P., DLJ Investment Funding, Inc. and DLJ Investment Partners, L.P., has made the following representations:

     o    it acquired the warrants in the ordinary course of its business;

     o it is not engaged in, and do not intend to engage in, a distribution of the warrants; and

     o it has no arrangement or understanding to participate in a distribution of the warrants.


                          DESCRIPTION OF THE WARRANTS

     We issued the warrants under a warrant agreement between us and State Street Bank and Trust Company, as warrant agent, a copy of which is available as described under the caption entitled "Where You Can Find More Information." The following is only a summary of the warrant agreement and may not contain all the information that is important to you. Therefore, we encourage you to read the warrant agreement which has been filed with the SEC as an exhibit to the registration statement on form S-1 with respect to the warrants and shares of our common stock issuable upon the exercise of the warrants. See "Where You Can Find More Information" for information on how you can obtain a copy of the warrant agreement.

General

     We initially issued the warrants as part of units in a transaction exempt from the registration requirements of the Securities Act of 1933. Each unit consisted of $1,000 principal amount of 13-1/2% senior subordinated notes due 2009, or notes, and one warrant initially to purchase 3.942 shares of common stock, par value $.01 per share, at an exercise price of $10.00 per share.


     On June 21, 2000, each of our then outstanding share of common stock was exchanged for 1.927 new shares of common stock. After adjusting for the exchange each warrant entitles the holder to purchase 7.60 shares of common stock at an exercise price of $5.19 per share. The holders are entitled to purchase an aggregate of 1,139,551 shares of our common stock, representing approximately 2.5% of our common stock on a fully diluted basis as of March 31, 2001. Unless exercised, the warrants will automatically expire at 5:00 p.m. New York City time on October 1, 2009.


     The exercise price and the number of our common stock are both subject to adjustment in particular cases referred to below. The warrants will be exercisable at any time on or after October 1, 2001.

     The warrants shall be exercised by surrendering to our warrant agent the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election (i) by tendering notes having an aggregate principal amount at maturity, plus accrued and unpaid interest, if any, thereon, to the date of exercise equal to the exercise price and (ii) in cash in United States dollars by wire transfer or by certified or official bank check to our order. Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of our common stock to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to our common stock underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that our common stock be issued on exercise of the warrants reside.

     No fractional shares of our common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional shares of our common stock less a corresponding fraction of the exercise price.

     The holders of the warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or the winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

     In the event of a taxable distribution to holders of our common stock that results in an adjustment to the number of shares of our common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in particular circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Tax Consequences."

     There is no established public trading market for the warrants.

Adjustments

     The number of shares of our common stock purchasable upon the exercise of the warrants and the exercise price will be subject to adjustment if particular events occur, including:

      (1)  the payment of dividends and other distributions on our common stock,

      (2)  subdivisions, combinations and reclassifications of our common stock,

      (3) the issuance to all holders of our common stock of rights, options or other warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock at a price which is less than the fair market value per share (as defined) of our common stock,

      (4) some distributions to all holders of our common stock of any of our assets or debt securities or any rights or other warrants to purchase any such securities, but excluding those rights and warrants referred to in clause (3) above;

      (5) the issuance of shares of our common stock for consideration per share less than the then fair market value per share of our common stock, but excluding securities issued in transactions referred to in clauses (1) through
(4) above or (6) below and subject to some exceptions;

      (6) the issuance of securities convertible into or exchangeable for our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our common stock at the time of issuance of such convertible or exchangeable security, but excluding securities issued in transactions referred to in clauses (1) through
(4) above; and

      (7) some other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

     Adjustments to the exercise price will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if holders of warrants issued are to participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate in light of the basis and notice on which other holders of our common stock participate in the transaction.

     "Fair market value" per security at any date of determination shall be (1) in connection with a sale to a party that is not our affiliate in an arm's-length transaction, the price per security at which such security is sold and (2) in connection with any sale to our affiliate, (a) the last price per security at which such security was sold in an arm's-length transaction within the three-month period preceding such date of determination or (b) if clause
(a) is not applicable, the fair market value of such security determined in good faith by (i) a majority of our board of directors, including a majority of the disinterested directors, and approved in a board resolution delivered to the Warrant Agent or (ii) a nationally recognized investment banking, appraisal or valuation firm, which is not our affiliate, in each case taking into account, among all other factors deemed relevant by the board of directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

     "Disinterested director" means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our board of directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to such determination.

     No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price; provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of particular combinations or mergers, or the sale of all or substantially all of our assets to another corporation, (i) each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such combination, merger or sale had the warrants been exercised immediately prior thereto and (ii) the Person formed by or surviving any such combination or merger, if other than the company, or to which such sale shall have been made will assume our obligations under the warrant agreement.

Reservation of Shares

     We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

     From time to time, we and State Street Bank and Trust Company, warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for particular purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by us or any of our affiliates). The consent of each holder of the warrants affected will be required for any amendment under which the exercise price would be increased or the number of shares of our common stock purchasable upon exercise of warrants would be decreased, other than for particular adjustments provided in the warrant agreement.

                          DESCRIPTION OF CAPITAL STOCK

General Matters


     As of March 31, 2001, the total amount of our authorized capital stock is 120,000,000 shares of common stock, $.01 par value per share, and 20,000,000 shares of preferred stock to be issued from time to time in one or more series, with such designations, powers, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine. As of March 31, 2001 we had outstanding 40,127,642 shares of common stock, no shares of preferred stock and options to purchase 2,233,122 shares of our common stock, of which 662,451 were currently exercisable. As of March 31, 2001, there were approximately 70 holders of record of our common stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock



     Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

     Our common stock is listed on the New York Stock Exchange under the symbol "CRL."

Preferred Stock

     Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

     We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

Select Provisions of Certificate of Incorporation and Bylaws

     Our directors will be elected by a plurality of the votes cast for election. Directors may only be removed for cause with the affirmative vote of the holders of 80% of the shares of our capital stock.

     Special meetings of stockholders may be called at any time by our chairman, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the directors then in office. Our certificate of incorporation and bylaws do not permit our stockholders to take any action by written consent in lieu of a meeting. Our bylaws also have specific provisions regarding the procedures for nominating directors and giving notice of business to be brought before the annual meeting of stockholders. The affirmative vote of the holders of 80% of the shares of our capital stock are required to alter, amend or repeal these provisions of our certificate of incorporation and bylaws.

DLJMB Warrants


     In addition to the warrants described in this prospectus, as of March 31, 2001, we had outstanding warrants to purchase 1,831,094 shares of common stock at an exercise price of not less than $0.01 per share subject to customary antidilution provisions (which differ in some respects from those contained in the warrants described in this prospectus) and other customary terms. These warrants will be exercisable at any time prior to 5:00 p.m., New York city time, on April 1, 2010.

Registration Rights

     Pursuant to the Investors' Agreement, we granted holders of approximately 17,000,000 shares of our common stock demand registration rights to cause us to file a registration statement under the Securities Act covering resales of their shares. In connection with the Primedica Corporation acquisition, we have also granted such demand registration rights and "piggyback" registration rights, to include shares in our registration of securities, for 658,945 shares of our common stock. We also have granted additional holders of approximately 23,600,000 shares of our common stock "piggyback" registration rights. The DLJMB Funds are entitled to registration rights with respect to their warrants and the 1,831,094 shares issuable on exercise thereof. We have agreed to indemnify all holders whose shares are registered pursuant to exercise of these rights against specified liabilities, including liabilities under the Securities Act, and to pay their expenses in connection with these registrations.

Provisions of Delaware Law Governing Business Combinations


     We are subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

     o the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

     o upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2-3% of the outstanding voting stock which is not owned by the "interested stockholder."

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Limitations on Liability and Indemnification of Officers and Directors

     Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following discussion describes the material United States federal income tax consequences of the ownership, disposition and exercise of warrants and the ownership and sale or other disposition of stock issuable upon the exercise of the warrants. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this registration statement may affect the tax consequences described herein, possibly with retroactive effect.

     The following discusses only warrants and shares of common stock issuable upon the exercise of the warrants that are held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as some financial institutions, tax-exempt entities, insurance companies, dealers and traders in securities or currencies and holders who hold the warrants or the shares of common stock issuable upon the exercise of the warrants as part of a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of warrants should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a warrant or of the shares of common stock issuable upon the exercise of the warrants that for United States federal income tax purposes is:

     o    a citizen or resident of the United States;

     o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

     o an estate the income of which is subject to United States federal income taxation regardless of its source; or

     o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     As used herein, the term "Non-U.S. Holder" means an owner of a warrant or of the shares of common stock issuable upon the exercise of the warrants that is, for United States federal income tax purposes,

     o    a nonresident alien individual;

     o    a foreign corporation;

     o    a nonresident alien fiduciary of a foreign estate or trust; or

     o a foreign partnership, one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Tax Consequences to U.S. Holders

     The Warrants

     A U.S. Holder will generally not recognize any gain or loss upon exercise of any warrants (except with respect to any cash received in lieu of a fractional share of common stock issuable upon the exercise of a warrant). A U.S. Holder will have an initial tax basis in the shares of common stock received on exercise of the warrants equal to the sum of its tax basis in the warrants and the aggregate cash exercise price paid for the shares. A U.S. Holder's holding period in the shares of common stock received will commence on the day the warrants are exercised.

     If a warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Upon the sale or other disposition of a warrant, a U.S. Holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the warrant. This capital gain or loss will be long-term capital gain or loss if, at the time of such sale or disposition, the warrant has been held for more than one year.

     Under Section 305 of the Code, a U.S. Holder of a warrant may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of particular adjustments to the number of shares of common stock to be issued on exercise of a warrant.

     Backup Withholding and Information Reporting


     Information reporting will generally apply to dividends received with respect to the shares of common stock issuable upon the exercises of the warrants and to the proceeds received on the sale or disposition of a warrant or of shares, in each case by a U.S. Holder who is not an exempt resident. Backup withholding of U.S. federal income tax at a rate of 31% may also apply to dividends received with respect to the shares of common stock issuable upon the exercise of the warrants and to the proceeds of a disposition of a warrant or shares by a U.S. Holder who is not an exempt recipient. Generally, individuals are not exempt recipients, whereas corporations and some other entities are exempt recipients. Backup withholding will apply only if the U.S. Holder is not an exempt recipient and

     o fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, is his or her Social Security Number;


     o    furnishes an incorrect TIN;

     o is notified by the Internal Revenue Service ("IRS") that it has failed to properly report payments of dividends; or

     o under particular circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding.

     U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

     The amount of any backup withholding from a payment to a U.S. Holder is not an additional tax and is allowable as a credit against the U.S. Holder's United States federal income tax liability, if any, or may be claimed as a refund, provided that the required information is furnished to the IRS.

Tax Consequences to Non-U.S. Holders

     Dividends on Warrant Shares

     Dividends paid to a Non-U.S. Holder on the shares of common stock (and any deemed dividends resulting from particular adjustments to the number of shares of common stock to be issued on exercise of a warrant) generally will be subject to withholding tax at a 30% rate or at a lower rate provided in an applicable income tax treaty, unless the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. Currently, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced treaty rate, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country absent knowledge that this presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 2000, Non-U.S. Holders will be required to satisfy particular applicable certification requirements to claim a reduced rate of withholding under an applicable treaty.

     Sale, Exercise or other Disposition of the Warrants or Shares

     A Non-U.S. Holder will generally not recognize any gain or loss upon exercise of any warrants (except with respect to any cash received in lieu of a fractional share of common stock issuable upon the exercise of the warrant). A Non-U.S. Holder will have an initial tax basis in the shares of common stock received on exercise of the warrants equal to the sum of its tax basis in the warrants and the aggregate cash exercise price paid for the shares. A Non- U.S. Holder's holding period in the shares of common stock received will commence on the day the warrants are exercised.

     A Non-U.S. Holder of a warrant of shares of common stock issuable upon the exercise of the warrants will not be subject to United States federal income tax on any gain realized on the sale or other disposition of the warrant or shares, unless:

     o that gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States; or

     o the warrant or share was a United States real property interest ("USRPI") as defined in Section 897(c)(1) of the Code at any time during the five year period prior to the sale or exchange or at any time during the time that the Non-U.S. Holder held such warrant or share, whichever time was shorter.

     A warrant or share of common stock would be a USRPI only if, at any time during the five years prior to the sale or exchange of the warrant or share or at any time during the period that the Non-U.S. Holder held the warrant or share, whichever time was shorter, we had been a "United States real property holding corporation" (USRPHC") as defined in Section 897(c)(2) of the Code. We believe that we were not, have not been and will not become a USRPHC for federal income tax purposes.

     Effectively Connected Dividend Income or Gain

     Dividends with respect to shares of common stock or gain realized on the sale or other disposition of warrants or shares that are effectively connected with the conduct of a trade or business in the U.S. by a Non-U.S. Holder, although exempt from the withholding tax, described above may be subject to U.S. income tax at graduated rates as if such dividends or gain were earned by a U.S. Holder. The Non-U.S. Holder will be entitled to the exemption from withholding tax if it properly certifies on IRS Form 4224, Form W-8ECI or other appropriate successor form that the income is effectively connected with the conduct of a United States trade or business. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to its effectively connected income, subject to particular adjustments.

     Backup Withholding and Information Reporting

     Where required, we will report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to the Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     Backup withholding (described above under "-- Tax Consequences to U.S. Holders--Backup Withholding and Information Reporting") generally will not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States, provided we or our paying agent do not have actual knowledge that the payee is a United States Person. Under Treasury Regulations effective for payments made after December 31, 2000, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

     Under current Treasury Regulations, payments on the sale or other disposition of a warrant or of shares of common stock made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (generally in the case of payments made after December 31, 2000) a foreign partnership with particular connections to the United States, then information reporting (but not backup withholding) will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and some other particular conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

     Recently promulgated Treasury Regulations, generally effective for payments after December 31, 2000, provide some presumptions under which a Non-U.S. Holder will be subject to backup withholding and information reporting unless the holder certifies as to its non-U.S. status or otherwise establishes an exemption. In addition, the new Treasury Regulations change some procedural requirements relating to establishing a holder's non-U.S. status.

     Non-U.S. Holders of warrants or of the shares of common stock issuable upon the exercise of the warrants should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules is not an additional tax and is allowable as a credit against the holder's United States federal income tax liability, if any, or may entitle the holder to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of our warrants or common stock issued upon the exercise of the warrants, other than the payment of the exercise price of the warrants. The warrants and the common stock issued upon the exercise of the warrants may be sold by the holders from time to time in transactions in the market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The holders may effect such transactions by selling the warrants and our common stock issued upon the exercise of the warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of particular states, if applicable, the warrants and common stock issued on exercise of the warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states the warrants and shares of our common stock issued on exercise of the warrants may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The holders and any broker-dealers or agents that participate with the holders in the distribution of the warrants or our common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the warrants or the common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Each holder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our common stock by the holders.

     The costs of the registration of the warrants and the shares issuable on exercise of the warrants will be paid by us, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling holders will pay all underwriting discounts and selling commissions, if any. The selling holders will be indemnified by us against particular civil liabilities, including some liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     The validity of the warrants and shares of our common stock issuable upon the exercise of the warrants offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Charles River Laboratories International, Inc. for the year ended December 30, 2000 and the audited financial statements included on page F-1 of Charles River Laboratories International, Inc.'s Form 8-K dated February 15, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the resale of warrants and shares of common stock issuable upon the exercise of the warrants. This prospectus does not contain all the information included in the registration statement and the related exhibits and schedules. You will find additional information about us, our common stock and the warrants in the registration statement. The registration statement and the related exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities of the SEC's Regional Offices: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the public reference facilities by calling 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits or schedules to the registration statement or otherwise filed with the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below, each of which is filed under SEC File No. 001-15943, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering:

    o  Our annual report on Form 10-K for the year ended December 30, 2000;

     o Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001; and

     o Our current reports on Form 8-K dated January 9, 2001, February 7, 2001, February 15, 2001, February 28, 2001 and March 12, 2001.

     o Our annual proxy statement filed pursuant to Section 14(a) on April 6, 2001.

     We will provide free copies of any of those documents, if you write or telephone us at: 251 Ballardvale Street, Wilmington, Massachusetts, 01887,
(978) 658-6000.

       INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


                                                                            Page
                                                                            ----
Introduction to Unaudited Pro Forma Condensed Consolidated Financial
  Data.......................................................................P-2

Charles River Laboratories International, Inc. and Subsidiaries Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December
30, 2000.....................................................................P-3

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for
the Year Ended December 30, 2000.............................................P-4

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Three
Months Ended March 31, 2000..................................................P-5

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for
the Three Months Ended March 31, 2001........................................P-6

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED

                          CONSOLIDATED FINANCIAL DATA

     On June 28, 2000 we consummated an initial public offering (the "IPO") of 14,000,000 shares of our common stock at a price of $16.00 per share. We issued an additional 2,100,000 shares of common stock on July 6, 2000 upon the exercise of the over-allotment option by the underwriters. Proceeds from the offering were used to repay a portion of the debt we incurred in connection with the recapitalization. Our common stock is listed on the New York Stock exchange under the symbol "CRL".

     On March 21, 2001, we consummated a public offering (the "follow on offering") of 3,500,000 shares of our common stock, at a price of $19.00 per share. In the offering an additional 4,550,000 shares of common stock, which included the exercise of the underwriters' over-allotment option of 1,050,000 shares, were also sold by existing shareholders. As of March 31, 2001, part of the proceeds have been used to repay a portion of debt. The remaining proceeds will be used to further repay existing indebtedness.

     The following unaudited pro forma condensed consolidated financial data of the Company is based upon historical consolidated financial statements of the Company as adjusted to give effect to the impact of the transactions described above. The unaudited pro forma condensed consolidated statement of income for the year ended December 30, 2000, gives effect to the IPO and follow on offering and the associated use of proceeds, as if these offerings had occurred at the beginning of the fiscal 2000 year. The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2001 gives effect to the follow on offering and the associated use of proceeds as of March 31, 2001, as if these transactions had occurred at the beginning of the period presented.

     The pro forma adjustments are based on estimates, available information and assumptions and may be revised as additional information becomes available. The unaudited pro forma condensed consolidated financial data do not purport to represent what the Company's combined results of operations or financial position would actually have been if the above transactions and the offering had occurred on the dates indicated and are not necessarily representative of the Company's combined results of operations for any future period. The unaudited pro forma condensed consolidated statements of income should be read in conjunction with our consolidated financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information incorporated by reference in this prospectus.

                 CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
                         UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                      For the Year Ended December 30, 2000
          (dollars in thousands except for earnings per share amounts)


                                                                                   Follow on
                                                Company            IPO              Offering
                                               Historical      Adjustments(a)    Adjustments(d)         Pro Forma
                                              -----------      --------------    --------------         ---------
Net sales related to products............   $   229,217          $     -         $      -            $   229,217
Net sales related to services............        77,368                                                   77,368
                                              -----------      --------------    --------------         ---------
   Total net sales.......................       306,585                -                -                306,585
Cost of products sold....................       136,161                                                  136,161
Cost of services provided................        50,493                                                   50,493
Selling, general & administrative

   expenses..............................        51,204                                                   51,204
Amortization of goodwill &
   intangibles...........................         3,666                                                    3,666
                                              -----------      --------------    --------------         ---------
   Operating Income......................        65,061                -                -                 65,061
Interest income..........................         1,644                                                    1,644
Other income (expense)...................           390                                                      390
Interest expense.........................       (40,691)          17,368(b)         1,033(e)             (22,290)
(Loss) from foreign currency, net........          (319)                                                    (319)
                                              -----------      --------------    --------------         ---------
   Income before income taxes, minority
     interests, earnings from equity
     investments and extraordinary item..        26,085           17,368            1,033                 44,486
Provision for income taxes...............         7,837            6,720(c)           400(f)              14,957
                                              -----------      --------------    --------------         ---------
   Income before minority interests,
      earnings from equity investments
      and extraordinary item.............        18,248           10,648              633                 29,529
Minority interests.......................        (1,396)                                                  (1,396)
Earnings from unconsolidated
   subsidiaries..........................         1,025                                                    1,025
                                              -----------      --------------    --------------         ---------
   Earnings before extraordinary item....   $    17,877          $10,648         $    633                 29,158
                                              ===========      ==============    ==============         =========

Earnings per common share before
extraordinary item
   Basic.................................   $      0.64                                              $      0.74
   Diluted...............................   $      0.56                                              $      0.67

Shares outstanding
   Basic.................................    27,737,677                                               39,420,369
   Diluted...............................    31,734,354                                               43,417,046


                 CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                      For the Year Ended December 30, 2000

Adjustments

     (a) This column gives effect to the Company's June 28, 2000 IPO as if it occurred on December 26, 1999. The Company sold 16,100,000 shares of its common stock including the exercise of the underwriter's over allotment option of 2,100,000 shares at a price of $16.00 per share. The net proceeds of $235,964 were used to repay a portion of the Company's indebtedness as described in Note 2 to the consolidated financial statements for the year ended December 30, 2000, contained within the Company's annual report on Form 10-K which is incorporated by reference in this prospectus.

     (b) The reduction to interest expense reflects the benefit that will be achieved as a result of the redemption of a portion of the senior subordinated notes and repayment of debt, along with the associated benefit related to the reduced amortization of the deferred financing costs and the discounts on the redeemed senior subordinated notes and the senior discount debentures.

     (c) Reflects the tax effect of the reduction in interest expense as described above.

     (d) This column gives effect to the Company's March 21, 2001 follow on offering and the associated use of proceeds as of March 31, 2001 as if these transactions occurred on December 26, 1999. The Company sold 3,500,000 shares of its common stock at a price of $19.00 per share and received net proceeds of $62,222. As of March 31, 2001, the Company had used a portion of the net proceeds to repay $12,000 of term debt.

     (e) The reduction of the interest expense reflects the tax benefit that will be achieved as a result of repaying $12,000 of term debt along with the associated benefit related to the reduced amortization of deferred financing costs.

     (f) Reflects the tax effect of the reduction in interest expense as described above.

Extraordinary Items

          The extraordinary loss of $30,051 computed as if the IPO had occurred on December 26, 1999 results from:

          (i) the estimated premiums related to the senior subordinated notes redeemed ($7,088) and the early extinguishment of the senior discount debentures ($24,444);

          (ii) the $5,698 write off of deferred financing costs related to the senior subordinated notes and senior discount debentures to be redeemed, and the portions of the term loan A and term loan B to be repaid from the proceeds of the offering; and

          (iii)the write off of the discounts related to the redeemed senior subordinated notes ($726) and the senior discount debentures ($8,276).

          (iv) the tax benefits associated with the above extraordinary loss are estimated to be $16,181.

          The extraordinary loss of $248 computed as if the follow on offering had occurred on December 26, 1999 results from a $381 write-off of deferred financing costs related to the term debt repaid from the proceeds from the follow on offering, and an associated tax benefit of $133.

                 CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
                         UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                   For the Three Months Ended March 31, 2001
              (dollars in thousands except for earnings per-share
                                    amounts)


                                                                        Follow on
                                                     Company            Offering
                                                   Historical         Adjustments(a)         Pro Forma
                                                  -----------         --------------      ------------
Net sales related to products...................   $   62,078         $      -            $    62,078
Net sales related to services...................       36,953                                  36,953
                                                  -----------         --------------      ------------
   Total net sales..............................       99,031                                  99,031
Cost of products sold...........................       36,418                                  36,418
Cost of services provided.......................       25,951                                  25,951
Selling, general & administrative expenses......       15,460                                  15,460
Amortization of goodwill & intangibles..........        1,828                                   1,828
                                                  -----------         --------------      ------------
   Operating income.............................       19,374                                  19,374
Interest income.................................          253                                     253
Other income (expense)..........................          555                                     555
Interest expense................................       (6,958)                284(b)           (6,674)
                                                  -----------         --------------      ------------
   Income before income taxes, minority
     interests, earnings
     from equity investments and
     extraordinary item.........                       13,224                 284              13,508
Provision for income taxes......................        5,555                 110(c)            5,665
                                                  -----------         --------------      ------------
   Income before minority interests, earnings
     from equity investments and
     extraordinary item.........................        7,669                 174               7,843
Minority interests..............................         (564)                  -                (564)
Earnings from unconsolidated subsidiaries.......           83                                      83
                                                  -----------         --------------      ------------
   Earnings before extraordinary item...........        7,188                 174         $     7,362
                                                  ===========         ==============      ============

Earnings per common share before
   extraordinary item
   Basic........................................  $      0.20                             $      0.19
   Diluted......................................  $      0.18                             $      0.17

Shares outstanding
   Basic........................................   36,582,532                              39,659,455
   Diluted......................................   40,287,045                              43,363,968

                                      P-5

                 CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME
                   For the Three Months Ended March 31, 2001

Adjustments

     (a) This column gives effect to the March 21, 2001 follow on offering and the associated use of proceeds as of March 31, 2001, as if these transactions had occurred on December 31, 2000.

     (b) The reduction to interest expense reflects the benefit that will be achieved as a result of repaying $12,000 of term debt, along with the reduced amortization of deferred financing costs.

     (c) Reflects the tax effect of the reduction in interest expense described above.

Extraordinary Item

          The extraordinary loss of $248 computed as if the follow on offering occurred on December 31, 2000 results from the $381 write off of deferred financing costs related to the term debt repaid from the proceeds of the follow on offering, and an associated tax benefit of $133.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered.

Legal fees and expenses..................................   $ 75,000
Accounting fees and expenses.............................     20,000
                                                            --------
Total....................................................   $ 95,000
                                                            ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As a result of this provision, the ability of the Registrant, or a stockholder thereof, to successfully prosecute an action against a director for breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the Registrant's certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer of the Registrant who (because of the fact that he or she is a director or officer) is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable corporate law.

     The indemnification provisions in the Registrant's certificate of incorporation, by-laws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

     Charles River Laboratories, Inc. provides insurance from commercial carriers against some liabilities incurred by the directors and officers of the Registrant.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Document                                                              Exhibit
---------                                                             ----------
Amended and Restated Certificate of Incorporation.....................   3.1

Document                                                              Exhibit
---------                                                             ----------
By-laws...............................................................   3.2
Form of Indemnification Agreement.....................................  10.16

ITEM 16. EXHIBITS.


      Number                          Description

   2.1*** Recapitalization Agreement, dated as of July 25, 1999, among Charles River Laboratories, Inc., Charles River Laboratories International, Inc. (formerly known as Endosafe, Inc.), Bausch & Lomb Incorporated, and other parties listed therein.

   2.2*** Amendment No. 1 to Recapitalization Agreement, dated as of September 29, 1999 by Bausch & Lomb Incorporated and CRL Acquisition LLC.

   2.3** Agreement and Plan of Reorganization, dated as of June 6, 2000, among Charles River Laboratories International, Inc., CRL Acquisition LLC and B&L CRL, Inc.

   3.1** Amended and Restated Certificate of Incorporation of Charles River Laboratories International, Inc.

   3.2**            By-laws of Charles River Laboratories International, Inc.

   4.1o Warrant Agreement dated as of September 29, 1999, between Charles River Laboratories Holdings, Inc. and State Street Bank and Trust Company.

   4.2** Amended and Restated Investors' Agreement, dated as of June 19, 2000, among Charles River Laboratories International, Inc. and the shareholders named therein.

   5.1*** Opinion of Davis Polk & Wardwell with respect to the validity of the securities.

   10.1++ Amended and Restated Credit Agreement, dated as of February 2, 2001, among Charles River Laboratories, Inc., the various financial institutions that are or may become parties as lenders thereto, Credit Suisse First Boston, as lead arranger, sole book runner and syndication agent for the lenders, Union Bank of California, N.A., as administrative agent for the lenders, and National City Bank, as documentation agent for the lenders.

   10.2*** Indenture, dated as of September 29, 1999 between Charles River Laboratories, Inc. and the Trustee.

   10.3***          Purchase Agreement between Charles River Laboratories, Inc.
                    and Donaldson, Lufkin & Jenrette Securities Corporation as Initial Purchaser.

   10.4+ Joint Venture Agreement between Ajinomoto Co., Inc. and Charles River Breeding Laboratories, Inc. dated June 24, 1981, and ancillary agreements, amendments and addendums.

   10.5*** Supply Agreement between Merck & Co., Inc. and Charles River Laboratories, Inc. dated September 30, 1994.

   10.6*** Amended and Restated Stock Purchase Agreement among Charles River Laboratories, Inc. and SBI Holdings, Inc. and its stockholders dated September 4, 1999.

   10.7+ Ground Lease between HIC Associates (Lessor) and Charles River Laboratories, Inc. (Lessee) dated June 5, 1992; Real Estate Lease between Charles River Laboratories, Inc. (Landlord) and Charles River Partners L.P. (Tenant) dated December 22, 1993; and Assignment and Assumption Agreement between Charles River Partners, L.P. (Assignor) and Wilmington Partners L.P. (Assignees) dated December 22, 1993.

   10.8*** Amended and Restated Distribution Agreement between Charles River BRF, Inc., Charles River Laboratories, Inc., Bioculture Mauritius Ltd. and Marry Ann and Owen Griffiths, dated December 23, 1997.

   10.9*** Supply Agreement between Sierra Biomedical, Inc. and Scientific Resources International, Ltd., dated March 18, 1997.

      Number                            Description
      ------                            -----------

   10.10****        Severance Agreement between Charles River Laboratories,
                    Inc. and Real H. Renaud dated January 20, 1992.
   10.11****        1999 Charles River Laboratories Officer Separation Plan.
   10.12****        Form of Agreement and Release among Bausch & Lomb,
                    Incorporated, Charles River Laboratories, Inc. and the
                    named executive officers dated as of July 25, 1999.
   10.13#           1999 Management Incentive Plan.
   10.14**          2000 Incentive Plan.
   10.15**          2000 Directors Stock Plan.
   10.16**          Form of Indemnification Agreement.
   10.17X           Amendment No. 1 to the Credit Agreement, among Charles
                    River Laboratories, Inc., the various financial
                    institutions that are or may become parties as lenders
                    thereto, Credit Suisse First Boston, Union Bank of
                    California and National City Bank, dated April 18, 2001.
   10.18X           Amendment No. 1 to Charles River International, Inc. 2000
                    Incentive Plan, as amended, dated May 8, 2001.
   21.1****         Subsidiaries of Charles River Laboratories International,
                    Inc.
   23.1***          Consent of Davis Polk & Wardwell (contained in their
                    opinion filed as Exhibit 5.1).
   23.2*            Consent of PricewaterhouseCoopers LLP.
   24.1***          Power of Attorney pursuant to which amendments to this
                    registration statement may be filed.

-------------------
*       Filed herewith.
o Previously filed as an exhibit to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-92383) filed August 31, 2000.
** Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-35524) filed June 23, 2000.
***     Previously filed as an exhibit to the Company's Registration
        Statement on Form S-1 (File No. 333-92383) filed December 8, 1999.
**** Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-35524) filed June 6, 2000.
+ Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-92383) filed
        January 28, 2000.
# Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 333-92383) filed May 9, 2000.
++ Previously filed as an exhibit to the Company's Registration Statement on Form S-3 (File No. 333-55670), as amended, filed February 15, 2001.
X Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 333-92383) filed May 15, 2001.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Massachusetts, on the 5th day of June, 2001.

                      CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

                      By:/s/ Thomas F. Ackerman
                         ----------------------------------------
                             Thomas F. Ackerman
                             Senior Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on June 5, 2001.

           Signature                             Title
           ---------                             -----


----------*------------  President, Chief Executive Officer (Principal Executive
James C. Foster          Officer) and Chairman


  /s/ Thomas Ackerman
----------------------
Thomas F. Ackerman      Chief Financial Officer (Principal Financial Officer)
                        and Senior Vice President


----------*------------ Director
Robert Cawthorn


----------*------------ Director
Thompson Dean


----------*------------ Director
Reid S. Perper


----------*------------ Director
Douglas E. Rogers

* The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 2 pursuant to the Power of Attorney executed by the above-named directors and officers of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officers.

By:       /s/ Thomas Ackerman
    --------------------------------
         Thomas F. Ackerman
          Attorney-in Fact

                                 Exhibit Index

     (a) Exhibits. The following exhibits are filed as part of this registration statement:

      Number                            Description
      ------                            -----------

   2.1*** Recapitalization Agreement, dated as of July 25, 1999, among Charles River Laboratories, Inc., Charles River Laboratories International, Inc. (formerly known as Endosafe, Inc.), Bausch & Lomb Incorporated, and other parties listed therein.

   2.2*** Amendment No. 1 to Recapitalization Agreement, dated as of September 29, 1999 by Bausch & Lomb Incorporated and CRL Acquisition LLC.

   2.3** Agreement and Plan of Reorganization, dated as of June 6, 2000, among Charles River Laboratories International, Inc., CRL Acquisition LLC and B&L CRL, Inc.

   3.1** Amended and Restated Certificate of Incorporation of Charles River Laboratories International, Inc.

   3.2**            By-laws of Charles River Laboratories International, Inc.

   4.1o Warrant Agreement dated as of September 29, 1999, between Charles River Laboratories Holdings, Inc. and State Street Bank and Trust Company.

   4.2** Amended and Restated Investors' Agreement, dated as of June 19, 2000, among Charles River Laboratories International, Inc. and the shareholders named therein.

   5.1*** Opinion of Davis Polk & Wardwell with respect to the validity of the securities.

   10.1++ Amended and Restated Credit Agreement, dated as of February 2, 2001, among Charles River Laboratories, Inc., the various financial institutions that are or may become parties as lenders thereto, Credit Suisse First Boston, as lead arranger, sole book runner and syndication agent for the lenders, Union Bank of California, N.A., as administrative agent for the lenders, and National City Bank, as documentation agent for the lenders.

   10.2*** Indenture, dated as of September 29, 1999 between Charles River Laboratories, Inc. and the Trustee.

   10.3***          Purchase Agreement between Charles River Laboratories, Inc.
                    and Donaldson, Lufkin & Jenrette Securities Corporation as Initial Purchaser.

   10.4+ Joint Venture Agreement between Ajinomoto Co., Inc. and Charles River Breeding Laboratories, Inc. dated June 24, 1981, and ancillary agreements, amendments and addendums.

   10.5*** Supply Agreement between Merck & Co., Inc. and Charles River Laboratories, Inc. dated September 30, 1994.

   10.6*** Amended and Restated Stock Purchase Agreement among Charles River Laboratories, Inc. and SBI Holdings, Inc. and its stockholders dated September 4, 1999.

   10.7+ Ground Lease between HIC Associates (Lessor) and Charles River Laboratories, Inc. (Lessee) dated June 5, 1992; Real Estate Lease between Charles River Laboratories, Inc. (Landlord) and Charles River Partners L.P. (Tenant) dated December 22, 1993; and Assignment and Assumption Agreement between Charles River Partners, L.P. (Assignor) and Wilmington Partners L.P. (Assignees) dated December 22, 1993.

   10.8*** Amended and Restated Distribution Agreement between Charles River BRF, Inc., Charles River Laboratories, Inc., Bioculture Mauritius Ltd. and Marry Ann and Owen Griffiths, dated December 23, 1997.

   10.9*** Supply Agreement between Sierra Biomedical, Inc. and Scientific Resources International, Ltd., dated March 18, 1997.

   10.10****        Severance Agreement between Charles River Laboratories,
                    Inc. and Real H. Renaud dated January 20, 1992.

      Number                            Description
      ------                            -----------
   10.11****        1999 Charles River Laboratories Officer Separation Plan.

   10.12****        Form of Agreement and Release among Bausch & Lomb,
                    Incorporated, Charles River Laboratories, Inc. and the named executive officers dated as of July 25, 1999.

   10.13#           1999 Management Incentive Plan.

   10.14**          2000 Incentive Plan.

   10.15**          2000 Directors Stock Plan.

   10.16**          Form of Indemnification Agreement.

   10.17X Amendment No. 1 to the Credit Agreement, among Charles River Laboratories, Inc., the various financial institutions that are or may become parties as lenders thereto, Credit Suisse First Boston, Union Bank of California and National City Bank, dated April 18, 2001.

   10.18X Amendment No. 1 to Charles River International, Inc. 2000 Incentive Plan, as amended, dated May 8, 2001.

   21.1****         Subsidiaries of Charles River Laboratories International,
                    Inc.

   23.1*** Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).

   23.2*            Consent of PricewaterhouseCoopers LLP.

   24.1*** Power of Attorney pursuant to which amendments to this registration statement may be filed.

-------------------
*         Filed herewith.
o Previously filed as an exhibit to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-92383) filed August 31, 2000.
** Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-35524) filed June 23, 2000.
*** Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 333-92383) filed December 8, 1999.
**** Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-35524) filed June 6, 2000.
+ Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-92383) filed January 28, 2000.
# Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 333-92383) filed May 9, 2000.
++ Previously filed as an exhibit to the Company's Registration Statement on Form S-3 (File No. 333-55670), as amended, filed February 15, 2001.
X Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 333-92383) filed May 15, 2001.

                                                                   EXHIBIT 23.2


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 9, 2001 relating to the financial statements and financial statement schedules, which appears in Charles River Laboratories International Inc.'s Annual Report on Form 10-K for the year ended December 30, 2000. We also consent to the incorporation by reference of our report dated February 9, 2001 relating to the financial statements which appears in the Current Report on Form 8-K dated February 15, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


//PricewaterhouseCoopers LLP


Boston, Massachusetts
June 5, 2001

                                      E-1